SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 08 December 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of
Ireland

Notification of Major Interests in Shares

Bank of Ireland has received notification from Bank of Ireland Asset Management Limited ('BIAM') as required by Part IV of the Companies Act 1990, that, as at
21 November 2008
, BIAM held
30,071,251
 units in Bank of Ireland, registered as shown below; this holding represents
2.99
% of the Ordinary Stock in issue.

This notification is triggered by the reduction from
3.02
% held on
20 November 2008
.

Bank of Ireland Nominees Ltd	27,875,902 units
Mellon Nominees Ltd	1,686,348 units
Nortrust Nominees Ltd	379,863 units
BNY Custodial Nominees Ltd	129,138 units
30,071,251 units

These shares are registered in nominee company names, as listed above, as registered owners only, on behalf of a range of clients who are the beneficial owners.

Date on which issuer notified - 5 December 2008

Ends

8 December 2008

Contacts:

John Clifford, Group Secretary 00 353 1 604 3400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:   08 December, 2008